SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-34593

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

OBA Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OBA Financial Services, Inc.
20300 Seneca Meadows Parkway
Germantown, Maryland 20876

SUMMARY ANNUAL REPORT

This is a summary of the annual report for

    OBA BANK 401(K) PLAN

    EIN 53 0121343

for January 01, 2013 through December 31, 2013. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

BASIC FINANCIAL STATEMENT

Benefits under the plan are provided by a combination of funding arrangements. Plan expenses were $29,982. These expenses included $684 in administrative expenses and $29,298 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 80 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The vlaue of plan assets, after subtracting liabilities of the plan, was
$4,992,625 as of December 31, 2013, compared to $3,996,291 as of January
01, 2013. During the plan year, the plan experienced an increase in its net assets of
$996,334. This increase includes unrealized appreciation or depreciation in the value of the plan assets; that is, the difference between the value of plan's assets at the end of the year and the value of the assets at the beginning of the year or cost of assets acquired during the year. The plan had total income of $1,026,316, including employer contributions of $126,104, employee contributions of $321,098, and earnings from investments of $579,114.

YOUR RIGHTS TO ADDITIONAL INFORMATION

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

    - Financial information
    - Fiduciary information, including non-exempt transactions between the plan and parties in-interest
    - Insurance information, including sales commissions paid by insurance carriers
    - Information regarding any common or collective trusts, pooled separate accounts;
      master trusts or 103-12 investment entities in which the plan participates

To obtain a copy of the full annual report, or any part thereof, write or call

    OBA BANK
    20300 SENECA MEADOWS PKWY
    GERMANTOWN, MD 20876-7010
    (301) 916-6400

The charge to cover copying costs will be $1.00 for the full annual report, or $0.10 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan

    20300 SENECA MEADOWS PKWY
    GERMANTOWN, MD 20876-7010

and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513,
Employee Benefits Security Administration, U.S. Department of Labor, 200
Constitution Avenue, N.W., Washington, D.C. 20210.

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institutions held or issued plan assets that qualified under the waiver.

Participant Loans	$118,777.00
Principal Life Insurance Company	$2,033,144.45
American Funds Service Company	$53,414.42
Franklin Templeton Investments	$38,392.23
The American Funds	$85,390.54
T. Rowe Price Funds	$431,635.53
AIM Investments	$7,614.60
MFS Investment Management	$364,820.83
PIMCO Funds	$192,468.37
Jennison Dryden	$289,654,.70
Nuveen	$45,488.00
OBA Financial Services, Inc.	$1,316,332.32

The plan has been issued a fidelity bond by ZURICH NORTH AMERICAN - FID & DEP C in the amount of $4,000,000. The bond protects the plan against losses through fraud or dishonesty and covers any person handling plan assets. You have the right to examine or receive from the plan administrator, on request and at no charge, copies of statements from the regulated financial institutions noted above describing the qualifying plan assets and evidence of the required bond. If you are unable to examine or obtain these documents, contact the Regional Office of the U.S. Department of Labor's
Pension and Welfare Benefits Administration.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OBA BANK 401(k) PLAN

Date: June 6, 2014	By:	/s/ David A. Miller
David A. Miller
Senior Vice President and Chief Financial Officer